October 10, 2017

Via EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Greenhill & Co., Inc.

Tender Offer Statement on Schedule TO-I

Filed September 27, 2017

File No. 001-37729

Dear Mr. Duchovny:

This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 4, 2017, concerning the Tender Offer Statement on Schedule TO-I (the “Tender Offer Statement”) of Greenhill & Co., Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. The page references in the comments refer to page numbers of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Tender Offer Statement, as filed on September 27, 2017 and page references in the responses refer to page numbers in the Supplement to Offer to Purchase filed as Exhibit (a)(1)(G) to Amendment No. 1 to the Tender Offer Statement, as filed on October 10, 2017 (the “Supplement”). To facilitate the Staff’s review, we have included in this letter the numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Supplement. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Offer to Purchase

Conditions of the Offer, page 29

1.	Refer to the first bullet point. It appears that your language is circular. Please revise to clarify how the “failure to consummate the Financing Arrangements” is different from “otherwise failing to satisfy the Financing Condition.”

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Supplement.

2.	We note that the offer is not completely financed and is subject to the Financing Condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e- 4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4 (e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Company Response:

The Company acknowledges the Staff’s comment and hereby confirms it intends to treat the satisfaction of the Financing Condition as a material change and will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4 (e)(3) and either five business days will remain in the offer following disclosure of the change or the offer will be extended so that at least five business days remain in the offer.

3.	Refer to the third bullet point. Disclose the substance of section 160 of the DGCL.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Supplement.

4.	We note the language in the last paragraph in this section that your failure “at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Company Response:

The Company hereby confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. The Company has added language clarifying this point on page 4 of the Supplement in response to the Staff’s comment.

5.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Company Response:

The Company hereby confirms its understanding that when a condition is triggered and the Company decides to proceed with the offer anyway, this constitutes a waiver of the triggered condition(s). The Company also hereby confirms its understanding that depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. The Company also hereby confirms its understanding that they may not fail to assert a triggered offer condition and thus effectively waive it without officially doing so. The Company has added language clarifying this point on page 4 of the Supplement in response to the Staff’s comment.

Interests of Directors, page 36

6.	Please remove the references in footnote 2 to the disclaimer of beneficial ownership “except to the extent of his pecuniary interest.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a).

Company Response:

In response to the Staff’s comment, the Company has removed the disclaimer with respect to shares held by Bok Family Partners, L.P. in footnote 3 on page 7 of the Supplement.

Certain Financial Information, page 38

7.	We note that you incorporated your financial statements by reference to your annual report on Form 10-K and quarterly reports on Form 10-Q. Please revise your disclosure to include all of the summarized financial information required by Item 1010(c) of Regulation M-A. See instruction 6 to Item 10 of Schedule TO.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7-8 of the Supplement to include the information required by Item 1010(c) of Regulation M-A.

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (212) 558-4349 or by email (estesj@sullcrom.com) or Jared M. Fishman at (212) 558-1689 or by email (fishmanj@sullcrom.com).

Sincerely,

/s/ John E. Estes
John E. Estes

cc:	Ricardo Lima

(Greenhill & Co., Inc.)

Harold J. Rodriguez

(Greenhill & Co., Inc.)

Jared M. Fishman

(Sullivan & Cromwell LLP)